UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒                      Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2017

OR

☐                         Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                 to

Commission File Number 1-5480

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

TEXTRON SAVINGS PLAN

40 Westminster Street

Providence, Rhode Island 02903

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TEXTRON INC.

40 Westminster Street

Providence, Rhode Island 02903

REQUIRED INFORMATION

Financial Statements and Exhibits

The following Plan financial statements and schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are filed herewith, as permitted by Item 4 of Form 11-K:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits

Statements of Changes in Net Assets Available for Benefits

Notes to financial statements

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Exhibits:

23.1 - Consent of Independent Registered Public Accounting Firm

2

Pursuant to the requirements of the Securities Exchange Act of 1934, Textron Inc., as Plan Administrator, has duly caused this Annual Report on Form 11-K to be signed by the undersigned hereunto duly authorized.

TEXTRON INC., as Plan Administrator for the Textron Savings Plan

By:	/s/ Mark S. Bamford
Mark S. Bamford
Vice President and Corporate Controller

Date: June 27, 2018

3

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

Textron Savings Plan

Years Ended December 31, 2017 and 2016

With Report of Independent Registered Public Accounting Firm

Textron Savings Plan

Financial Statements and

Supplemental Schedule

Years Ended December 31, 2017 and 2016

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of Textron Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Textron Savings Plan (the Plan) as of December 31, 2017 and 2016, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2017 and 2016, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since at least 1994, but we are unable to determine the specific year.

Boston, Massachusetts

June 27, 2018

Textron Savings Plan

Statements of Net Assets Available for Benefits

(In thousands)

	December 31,
	2017	2016
Assets
Investments, at fair value	$3,864,403	$3,282,595
Investment contracts, at contract value	341,893	357,426
Total investments	4,206,296	3,640,021

Accrued investment income	400	442

Receivables:
Employer contributions	36,001	34,300
Employee contributions	5,700	5,406
Notes receivable from participants	80,467	75,070
	122,168	114,776
Total assets	4,328,864	3,755,239

Liabilities
Accrued expenses	111	296

Net assets available for benefits	$4,328,753	$3,754,943

See accompanying notes.

Textron Savings Plan

Statements of Changes in Net Assets Available for Benefits

(In thousands)

	Year Ended December 31,
	2017	2016
Additions
Interest and dividends	$41,089	$46,403
Net appreciation in value of investments	566,239	253,622
	607,328	300,025
Contributions:
Participants	167,210	161,037
Employer	104,517	99,718
Participant rollovers	6,500	6,596
	278,227	267,351

Transfers from other plans	82,276	11,109

Total additions	967,831	578,485

Deductions
Benefit payments	392,465	328,109
Administrative and other expenses	1,556	1,889
Total deductions	394,021	329,998

Net increase	573,810	248,487

Net assets available for benefits:
Beginning of year	3,754,943	3,506,456

End of year	$4,328,753	$3,754,943

See accompanying notes.

Textron Savings Plan

Notes to Financial Statements

December 31, 2017

1. Description of Plan

General

The Textron Savings Plan (the Plan) covers all eligible employees of Textron Inc. (Textron), as defined in the Plan. This Plan description includes provisions covering the majority of Plan participants. Certain business and bargaining units have other provisions. The Plan invests in the Textron Stock Fund along with mutual funds, Guaranteed Investment Contracts, Guaranteed Annuity Contracts, Common Collective Trusts and Common Stock. The Plan also offers a brokerage feature. The portion that invests in the Textron Stock Fund is an employee stock ownership plan.  The remainder of the Plan is a profit-sharing and 401(k) plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and was amended and restated effective January 1, 2013 to reflect recent statutory, regulatory, and other plan changes.

The Plan is currently administered under the terms of a Trust Agreement, dated December 1, 2004 and amended from time to time, with Fidelity Management Trust Company (the Trustee or Fidelity).  Fidelity also serves as the Plan’s recordkeeper.

Investment Options

During 2017, Textron performed a review of its investment offerings, which took into account the range of investment options offered in the Plan, fund performance, the fund’s investment strategy, and fees.  As a result of this review, the following fund replacements were made:

Investment Options prior to November 3, 2017	Investment Options as of November 3, 2017
Fidelity® Contrafund® - Class K	JPMCB U.S. Active Core Equity Fund CF-C
Fidelity® Low-Priced Stock Fund - Class K	Wellington SMID Cap Research Equity
Fidelity® Diversified International Fund - Class K	Fidelity® Diversified International Commingled Pool
Vanguard Institutional Index Fund Institutional	Vanguard Institutional 500 Index Trust
Vanguard Target Retirement Income Trust I	Vanguard Target Retirement Income Trust Plus
Vanguard Target Retirement Income Trust I (with various targeted retirement dates)	Vanguard Target Retirement Trust Plus (with various targeted retirement dates)

In addition, effective November 3, 2017, new fund options were made available, consisting of Vanguard Institutional Small/Mid Cap Index Trust, Vanguard Institutional Total Bond Market Index Trust, and Vanguard Institutional Total International Stock Market Index Trust.

As of March 31, 2017, the PIMCO Total Return Fund Institutional Class was replaced by the Wellington Core Bond Fund.

Textron Savings Plan

Notes to Financial Statements

December 31, 2017

2. Description of Plan (continued)

The following funds were not replaced and continue to be offered through the Plan: Textron Stock Fund, Textron Managed Income Fund, and State Street Real Asset Non-Lending Series Fund Class C.

Also, the Plan offers a self-directed brokerage feature, called Fidelity BrokerageLink, which gives participants expanded investment choices by enabling them to select from numerous investment and individual securities that are not otherwise available under the Plan. The values of investments purchased through the Fidelity BrokerageLink were $125,536,936 and $94,059,539 as of December 31, 2017 and 2016, respectively.

Contributions

Participants of the Plan are entitled to elect to contribute up to 40% of their eligible compensation, within the limits prescribed by Section 401(k) of the Internal Revenue Code (the Code). Certain participants may also contribute amounts representing distributions from other qualified employer retirement plans. Participants’ pre-tax and after-tax contributions, which are matched 50% on the first 10% of contributions to a maximum of 5% of eligible compensation by Textron, subject to certain ERISA restrictions and plan limits, are recorded when Textron makes payroll deductions from participants’ wages.

Eligible employees are subject to automatic enrollment on the 60th day after their date of hire, if they have not specifically elected to be excluded from the Plan. The automatic enrollment is for 3% of eligible compensation per pay period. An employee who is automatically enrolled may elect to change or suspend his/her enrollment in the Plan at any time.

Since 2009, Textron has closed most of its defined benefit pension plans to new participants. When new hires join Textron locations that were formerly defined benefit pension eligible locations, these employees are eligible to receive an additional retirement cash contribution to their Plan account of either 2% or 4% (depending on employee status) of their eligible compensation. These discretionary contributions vest in accordance with the vesting schedule below. The contributions are deposited in the participant account by the end of the first quarter of the following plan year. The amount of the discretionary funding paid in 2018 for the 2017 plan year was $33,711,547 and the amount paid in 2017 for the 2016 plan year was $32,186,722. The discretionary contribution is in addition to the matching contribution of 50% on the first 10% up to a maximum of 5%. These contributions are not considered part of the vested balance eligible for participant loans.

There is also a Retirement Supplement Contribution provided to eligible covered employees at specified locations. For these individuals, Textron will contribute 1% of eligible compensation on a per-pay period basis, whether or not the individual contributes to the Plan. Contributions from employees who receive a retirement supplement are matched 100% up to 4% of eligible salary by Textron, subject to certain ERISA restrictions and plan limits, and are recorded when Textron makes payroll deductions from participants’ wages. Participants eligible for the retirement supplement are not eligible for the 50% match up to 5% in the Textron Stock Fund. The amount of the discretionary

Textron Savings Plan

Notes to Financial Statements

December 31, 2017

2. Description of Plan (continued)

funding paid related to the 2017 and 2016 plan year for the supplemental contribution was less than $50,000 in both years.

Participants who are at least age 50 or who will reach age 50 during the year are allowed to make additional employee pre-tax contributions (catch-up contributions), above the otherwise applicable limits. In accordance with limits under the federal tax laws, catch-up contributions cannot exceed $6,000 in each of 2017 and 2016. After that, the limit may be adjusted from time to time by the U.S. Internal Revenue Service to reflect inflation. Catch-up contributions are not eligible for Company matching contributions.

Textron makes contributions to the Plan based on actual contribution levels. All forfeitures arising out of a participant’s termination of employment for reasons other than retirement, disability or death are used to reduce future Textron contributions. At December 31, 2017 and 2016, forfeitures totaled $1,208,813 and $468,645, respectively. Forfeitures used during the years ended December 31, 2017 and 2016 to offset the Company match were $4,515,531 and $5,963,903, respectively.

Employer matching contributions are made in the form of Textron Stock and invested in the Textron Stock Fund. Employees have the ability to subsequently reallocate matching contributions among any of the investment options offered in the Plan with no restrictions.

Transfers from Other Plans

On January 21, 2016, Textron acquired Able Engineering & Component Services Inc. (Able) and Able Aerospace Inc. As a result, the Able Engineering & Component Services, Inc. 401(k) Profit Sharing Plan (Able Plan) merged into the Plan and assets of $11.1 million were transferred into the Plan from the Able Plan on September 1, 2016.

On March 11, 2016, Textron acquired Airborne Tactical Advantage Company (ATAC). As a result, the ATAC, LLC Retirement Plan was frozen on December 21, 2016 and the employees of ATAC were eligible for participation in the Plan on January 1, 2017. Assets of $3.5 million were transferred into the Plan from the ATAC, LLC Retirement Plan on June 1, 2017.

On March 6, 2017, Textron acquired Arctic Cat Inc. As a result, contributions to the Arctic Cat Inc. 401(k) Plan were stopped when employees started contributing to the Textron Savings Plan, effective April 1, 2017. The Plan merger was final in December 2017, with assets of $78.8 million transferred into the Plan from the Arctic Cat, Inc. 401(k) plan.

Benefits

In the event a participant ceases to be an employee or becomes totally disabled while employed, all of his or her account, to the extent then vested, shall become distributable. Distributions are in the form of cash, unless Textron stock is requested. An account will be distributed in a single payment if the

Textron Savings Plan

Notes to Financial Statements

December 31, 2017

2. Description of Plan (continued)

value of the account is less than $5,000 when the account first becomes distributable. If the value of the account is $5,000 or more when the account first becomes distributable, a participant is not required to take a distribution immediately. A participant is always vested in the portions of his or her account attributable to his or her own contributions and compensation deferrals. The Plan provides for full vesting of a participant’s account in the event of his or her termination of employment, other than for cause, within two years after a change in control of Textron.

Vesting

Textron’s contributions vest based on the length of service in the Plan, as follows:

Months of Service	Vested Percentage
24 months but less than 36 months	25%
36 months but less than 48 months	50%
48 months but less than 60 months	75%
60 months or more	100%

Participant Accounts

A separate account is maintained for each participant and is increased by (a) the participant’s contributions and compensation deferrals, (b) Textron’s matching contribution, and any additional discretionary contributions made by Textron, including any retirement supplement contributions and (c) plan income (loss), and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The participant is entitled to the vested amount in the account.

Notes Receivable from Participants

Active participants, not including directors or executive officers as determined by the plan administrator, are permitted to take up to two loans at a time and may borrow a minimum of $1,000 up to a maximum of the lesser of one-half of their vested balance or $50,000, less the participant’s highest outstanding loan balance during the 12-month period preceding the new loan request. Interest is charged at a rate of Reuters Prime Rate plus 1%, as of the first business day of the month. A fee is charged to the participant to cover the cost of administration. The loan terms may range from one to five years and are repaid primarily through automatic payroll deductions.

Plan Termination

Textron has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Textron has not expressed any intent to terminate the Plan. In the event of Plan termination, participants will become 100% vested in their accounts.

Textron Savings Plan

Notes to Financial Statements

December 31, 2017

2. Significant Accounting Policies

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting.

Fair Values of Assets

In accordance with the provisions of ASC 820, Fair Value Measurement, fair value is measured at the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Assumptions that market participants would use in pricing the asset or liability (the “inputs”) are prioritized into a three-tier fair value hierarchy. This fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets for identical assets or liabilities and the lowest priority (Level 3) to unobservable inputs in which little or no market data exists, requiring companies to develop their own assumptions.

Observable inputs that do not meet the criteria of Level 1, which include quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets and liabilities in markets that are not active, are categorized as Level 2. Level 3 inputs are those that reflect Plan estimates about the assumptions market participants would use in pricing the asset or liability, based on the best information available in the circumstances. Valuation techniques for assets and liabilities measured using Level 3 inputs may include methodologies such as the market approach, the income approach or the cost approach, and may use unobservable inputs such as projections, estimates and management’s interpretation of current market data. These unobservable inputs are only utilized to the extent that observable inputs are not available or cost-effective to obtain. There were no transfers between Levels 1, 2 and 3 in 2017 or 2016.

Textron Savings Plan

Notes to Financial Statements

December 31, 2017

2. Significant Accounting Policies (continued)

Assets and Liabilities Recorded at Fair Value on a Recurring Basis

The tables below present the assets and liabilities measured at fair value on a recurring basis categorized by the level of inputs used in the valuation of each asset and liability.

	December 31, 2017
(In thousands)	Level 1	Level 2	Level 3	Not Subject to Leveling
Textron Stock Fund	$1,127,123	$—	$—	$—
BrokerageLink	125,537	—	—	—
Common Collective Trust Funds
Blended Debt and Equity	—	—	—	1,289,967
Domestic Equity	—	—	—	1,032,395
International Equity	—	—	—	149,182
Debt Securities	—	—	—	131,932
Domestic Debt held by the Textron Managed Income Fund	—	—	—	8,267
Total assets	$1,252,660	$—	$—	$2,611,743

	December 31, 2016
(In thousands)	Level 1	Level 2	Level 3	Not Subject to Leveling
Textron Stock Fund	$1,061,626	$—	$—	$—
BrokerageLink	94,060	—	—	—
Mutual Funds	1,133,305	—	—	—
Common Collective Trust Funds
Blended Debt and Equity	—	—	—	965,859
Domestic Debt held by the Textron Managed Income Fund	—	—	—	25,666
Cash held by Textron Managed Income Fund	2,079	—	—	—
Total assets	$2,291,070	$—	$—	$991,525

Textron Savings Plan

Notes to Financial Statements

December 31, 2017

2. Significant Accounting Policies (continued)

The Textron Stock Fund consists solely of Textron stock, which is valued at its quoted market price, and is considered a Level 1 investment. BrokerageLink includes common stock, mutual funds, and cash valued at each company’s quoted market price, and is also considered a Level 1 investment.

Mutual funds consist of groups of investments, which may include equity securities, debt securities or other mutual funds. The underlying investments are valued primarily using quoted market prices in active markets (Level 1) and significant other observable inputs (Level 2), but the mutual funds themselves are quoted in an active market and, as a result, they are considered Level 1 investments.

The Common Collective Trust Funds (CCTs) are groups of investments similar to mutual funds in that they provide diversification by holding various equity and debt securities. The collective trusts are not quoted in an active market. The fair value of these investments has been estimated using the net asset value per share.

The CCT investments have the following objectives for investees:

(a) Blended debt and equity — This category includes securities in a diversified mix of stocks, bonds and short-term investments within one investment option. In general, these funds are age-based and allocate investments between equities and fixed income based on target retirement date. The investment funds provide daily liquidity.

(b) Domestic and international equity — This category includes diversified portfolios invested primarily in the common stock of U.S. and international companies.  The objective is to provide capital appreciation and long-term return.  The investment funds provide daily liquidity.

(c) Debt Securities — This category includes diversified portfolios invested primarily in U.S. investment grade bonds.  The objective is to provide long-term total return.  The investment funds provide daily liquidity.

(d) Domestic debt, held in the Textron Managed Income Fund — This category includes investments in diversified fixed income securities designed to provide capital preservation and income. These securities have an associated wrap contract. The Managed Income Fund includes an equity wash restriction on movement to competing funds for 90 days.

Investment Valuation and Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Textron Savings Plan

Notes to Financial Statements

December 31, 2017

2. Significant Accounting Policies (continued)

Guaranteed Investment Contracts, Separate Account Contracts, and Synthetic Guaranteed Investment Contracts in the Managed Income Fund

The Textron Managed Income Fund (the Fund) invests in a variety of stable value products, including traditional Guaranteed Investment Contracts (GICs), Separate Account Contracts (ISA GICs) and Security-backed Investment Contracts (synthetic GICs,) in addition to CCTs.

The GICs, ISA GICs, and Synthetic GICs represent fully benefit-responsive investments and, therefore, are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts, because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under the contract, plus interest at the crediting rate payable under such contract less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The issuers guarantee that all qualified participant withdrawals will be at contract value (principal, plus accrued interest). There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

Certain events limit the ability of the Plan to transact at contract value with an issuer. In addition to certain Synthetic GIC termination provisions discussed below, such contracts generally provide for withdrawals associated with certain events which are not in the ordinary course of Plan operations. These withdrawals are paid with a market value adjustment applied to the withdrawal, as defined in the investment contract. Each contract issuer specifies the events which may trigger a market value adjustment; however, such events include the following:  material amendments to the Fund’s structure or administration; changes to the participating plans’ competing investment options including the elimination of equity wash provisions; complete or partial termination of the Fund, including a merger with another fund; the failure of the Fund to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; the redemption of all or a portion of the interests in the Fund held by a participating plan at the direction of the participating plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit, or affiliate, the bankruptcy or insolvency of a plan sponsor, the merger of the plan with another plan, or the plan sponsor’s establishment of another tax qualified defined contribution plan; any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to the Fund or participating plans; the delivery of any communication to plan participants designed to influence a participant not to invest in the Fund.

At this time, the Fund does not believe that the occurrence of any such market value event, which would limit the Fund’s ability to transact at contract value with participants, is probable.

Textron Savings Plan

Notes to Financial Statements

December 31, 2017

2. Significant Accounting Policies (continued)

In addition, Synthetic GICs and ISA GICs typically provide for an adjustment to contract value if a security that is part of the underlying assets defaults or otherwise becomes impaired as defined in the wrap contract. In the event of an impairment, generally contract value is decreased by the amortized cost of the impaired security and, if such security is subsequently sold, contract value is increased by the amount of such sales proceeds.

GICs generally do not permit issuers to terminate the agreement prior to the scheduled maturity date. Synthetic GICs generally are evergreen contracts that contain termination provisions. The termination provisions of Synthetic GICs permit the fund’s investment manager or issuer to terminate upon notice at any time at market value and provide for automatic termination of the Synthetic GIC if the contract value or market value of the contract equals zero. The issuer is not excused from paying the excess contract value when the market value equals zero. Synthetic GICs that permit the issuer to terminate at market value generally provide that the fund may elect to convert such termination to an Amortization Election, as described below. In addition, if the fund defaults in its obligations or representations under the agreement (including non-compliance with investment guidelines governing the underlying assets, or the issuer’s determination that the agreement constitutes a nonexempt prohibited transaction as defined under ERISA) and such default is not cured within any applicable cure period, then the Synthetic GIC may be terminated by the issuer and the fund will receive the market value as of the date of termination. Also, generally, Synthetic GICs permit the issuer or investment manager to elect at any time to convert the wrapped portfolio to a declining duration strategy, whereby the contract would terminate at a date which corresponds to the duration of the underlying fixed income portfolio on the date of the Amortization Election. After the effective date of an amortization election, the fixed income portfolio must conform to the guidelines agreed upon by the wrap issuer and the investment manager for the Amortization Election period. Such guidelines are intended to result in contract value equaling market value of the wrapped portfolio by such termination date. Synthetic GICs and ISA GICs also define certain other termination events that permit the issuer to terminate the contract at market value.

Termination events typically include the following:

(i) termination or replacement of the investment adviser without the issuer’s consent, (ii) the Plan or its trust is fully or partially terminated or fails to be exempt from federal income taxation, (iii) the plan merges with another plan, (iv) if a security is sold or subject to a lien other than as permitted under the contract, (v) the contract holder engages in fraud or other action that materially and adversely affects the risk profile of the contract, (vi) if there is any change in law, regulation, ruling, or accounting requirement applicable to the Plan or Fund that could cause substantial withdrawals from the Fund, (vii) performance of the issuer’s obligations under the contract becomes illegal, (viii) the bankruptcy of the Fund, Textron Savings Plan Trust or investment advisor, or (ix) the level of impaired securities as defined in the contract exceeds an agreed upon amount of the portfolio.

Textron Savings Plan

Notes to Financial Statements

December 31, 2017

2. Significant Accounting Policies (continued)

Total contract value of each type of investment contract is as follows:

	Year Ended December 31,
	2017	2016
	(In thousands)
Guaranteed Investment Contracts	$2,554	$5,021
Separate Account Contracts	114,299	117,654
Security-backed investment contracts (synthetic GICs)	225,040	234,751
	$341,893	$357,426

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance, plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2017 or 2016. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Benefit Payments

Benefit Payments are recorded upon payment.

Administrative Expenses

Administrative and other fees paid by the Plan are allocated as follows:

•                  Fees associated with in-service withdrawals, distributions and loans are charged directly to the associated participant account.

•                  Fees with respect to each investment fund are charged against the investment returns of those investment funds and allocated on a pro-rata basis to participants who invest in those investment funds.

•                  Expenses associated with qualified domestic relations orders are charged directly to the related participant account.

•                  Expenses associated with operating the Plan, such as recordkeeping fees, legal fees, consulting fees, transfer fees, annuity fees, annual reporting fees, claims processing fees,

Textron Savings Plan

Notes to Financial Statements

December 31, 2017

cost of supplies and similar fees, are charged directly or allocated on a pro rata basis to the participant accounts.

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Related party and party in interest transactions

The Plan holds shares of mutual funds managed by Fidelity Management Trust Company, the trustee of the plan. The Plan also invests in shares of Textron’s common stock. At December 31, 2017 and 2016, 19,917,351 shares and 21,862,142 shares, respectively, of Textron’s common stock were held by the Plan, with a fair value of $1,127,122,914 and $1,061,625,606, respectively. Dividend income recorded by the Plan for Textron’s common stock for the years ended December 31, 2017 and 2016 was $1,656,560 and $1,868,304, respectively. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA.

4. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated December 5, 2014, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement impact of a tax position is recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that, as of December 31, 2017 and 2016, there are no uncertain positions taken or

Textron Savings Plan

Notes to Financial Statements

December 31, 2017

expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Supplemental Schedule

Textron Savings Plan

Employer Identification Number 05-0315468

Plan Number 030

Schedule H, Line 4i, Schedule of Assets (Held at End of Year)

(In thousands)

December 31, 2017

Identity of Issue	Description of Investments, Including Rate of Interest or Number of Shares/Units	Current Value
Textron Stock Fund*	19,917	$1,127,123
Common Collective Trust Funds (outside of Textron Managed Income Fund):
Fidelity® Diversified International Commingled Pool	11,242	146,599
Wellington Core Bond Fund	12,791	129,826
JPMCB U.S. Active Core Equity Fund CF-C	7,926	282,020
Wellington SMID Cap Research Equity	22,318	229,877
Vanguard Institutional Small/Mid Cap Index Trust	29	2,949
Vanguard Institutional Total Bond Market Index Trust	21	2,106
Vanguard Institutional Total International Stock Market Index Trust	25	2,583
Vanguard Institutional 500 Index Trust	4,991	517,549
Vanguard Target Retirement Income Trust Plus	1,096	46,312
Vanguard Target Retirement 2015 Trust Plus	1,093	52,836
Vanguard Target Retirement 2020 Trust Plus	3,360	173,600
Vanguard Target Retirement 2025 Trust Plus	4,501	243,495
Vanguard Target Retirement 2030 Trust Plus	3,654	206,228
Vanguard Target Retirement 2035 Trust Plus	2,854	167,820
Vanguard Target Retirement 2040 Trust Plus	2,598	157,259
Vanguard Target Retirement 2045 Trust Plus	1,515	92,395
Vanguard Target Retirement 2050 Trust Plus	1,259	76,815
Vanguard Target Retirement 2055 Trust Plus	761	46,371
Vanguard Target Retirement 2060 Trust Plus	666	24,425
Vanguard Target Retirement 2065 Trust Plus	21	480
State Street Real Asset Non-Lending Series Fund Class C	161	1,931
Total Common Collective Trusts (outside Textron Managed Income Fund)		$2,603,476

Textron Savings Plan

Employer Identification Number 05-0315468

Plan Number 030

Schedule H, Line 4i, Schedule of Assets (Held at End of Year) (continued)

(In thousands)

December 31, 2017

Identity of Issue	Description of Investments, Including Rate of Interest or Number of Shares/Units	Current Value
Guaranteed Investment Contracts (in Managed Income Fund):
Metropolitan Life Insurance Co. - Matures 04/01/19	1.75%	2,554
Total Guaranteed Investment Contracts (in Managed Income Fund)		2,554
Separate Account Contracts (in Managed Income Fund):
Metropolitan Life Insurance Co (Account # 771)	2.22%	48,180
Metropolitan Life Insurance Co (Account # 690)	2.22%	66,119
Total Separate Account Contracts (in Managed Income Fund)		114,299
Security-backed (Synthetic) Investment Contracts (in Managed Income Fund):
Prudential Insurance Company (Fixed Income Fund F)	2.24%	57,612
Prudential Insurance Company (Fixed Income Fund N)	2.24%	54,916
Voya Retirement Insurance and Annuity Co (Fixed Income Fund F)	2.36%	30,109
Voya Retirement Insurance and Annuity Co (Fixed Income Fund E)	2.36%	27,552
Voya Retirement Insurance and Annuity Co (Fixed Income Fund L)	2.36%	54,851
Total Security-backed (Synthetic) Investment Contracts Fund (in Managed Income Fund):		225,040
Common Collective Trust Funds (in Managed Income Fund):
Wells Fargo/BlackRock Short Term Investment Fund	1.49%	8,267
Total Common Collective Trust Funds (in Managed Income Fund)		8,267
Self-directed brokerage accounts		125,507
Cash (in self-directed brokerage account)		30
Notes receivable from participants	3.25% to 11%	80,467
		$4,286,763

* Indicates party-in-interest to the Plan

Note: Cost information has not been provided because all investments are participant directed.